                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                             (Amendment No. ___)*

                      Business Translation Services, Inc.
 -----------------------------------------------------------------------------
                               (Name of Issuer)

                   Common Stock, par value $0.001 per share
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                        (Title of Class of Securities)

                                  12329W-10-8
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                                (CUSIP Number)

                                Eric O. Madson
                    Robins, Kaplan, Miller & Ciresi L.L.P.
                        800 LaSalle Avenue, Suite 2800
                             Minneapolis, MN 55402
                                 612-349-8500
           (Name, Address and Telephone Number of Person Authorized
                    to receive Notices and Communications)

                               November 12, 2001
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       1
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CUSIP NO. 12329W-10-8
         -----------------

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 1    NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      (entities only)

      Equity Securities Investments, Inc. (41-1868775)
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         N/A
 2    (a) [_]
      (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS
 4
      OO
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      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
      N/A
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Minnesota
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          700,000 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             N/A
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          700,000 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          N/A
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      700,000 shares
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      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: [_]
12
      N/A
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.3%
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      TYPE OF REPORTING PERSON (See Instructions)
14
      BD
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ITEM 1.  SECURITY AND ISSUER

     This Schedule 13D relates to the Common Stock, $0.001 par value (the "Common Stock"), of Business Translation Services, Inc., a Nevada corporation (the "Issuer"), which has its principal executive offices at 6462 City West Parkway, Suite 175, Eden Prairie, MN 55344.

ITEM 2.  IDENTITY AND BACKGROUND

     This Schedule 13D is being filed on behalf of Equity Securities Investments, Inc., a Minnesota corporation (the "Reporting Person"). The business address of the Reporting Person is 701 Xenia Ave. So., Suite 130, Golden Valley, MN 55416.

     Equity Securities Investments, Inc. ("Equity") is a Minneapolis based broker-dealer offering a broad range of financial services to its clients, including retail brokerage operations and public and private offerings of debt and equity.

     Schedule I attached hereto sets forth the name, principal occupation, and citizenship of each of the directors and executive officers of the Reporting Person.

     During the last five years, neither the Reporting Person nor any person listed on Schedule I (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     In connection with the merger among the Issuer, DCI Telecommunications, Inc., a Colorado corporation ("DCI") and Muller Media Inc., a New York corporation and a subsidiary of DCI, the Reporting Person provided investment banking services to DCI and received 700,000 shares of Common Stock (the "Shares") as compensation for its services.

ITEM 4.  PURPOSE OF TRANSACTION

     The Reporting Person is holding the Shares for investment purposes. The Reporting Person accepted 700,000 shares of the Common Stock of the Issuer as compensation for investment banking services provided in the merger between the Issuer and Muller Media, Inc.

     The Reporting Person does not have any plans respecting extraordinary corporate transactions affecting the Issuer, the sale of its assets, changes in its management, capitalization, dividend policy, business or corporate structure, charter or bylaws, or the delisting of the issuer's securities or similar actions.

                                       3
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ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) As of November 12, 2001, the Reporting Person beneficially owned 700,000 shares of Common Stock of the Issuer, constituting approximately 5.3% of the outstanding Common Stock of the Issuer, based on 13,175,750 shares outstanding after completion of the merger transaction between the Issuer and Muller Media, Inc. as described in Item 3 above. None of the individuals required to be named in Item 2 own any shares of the Common Stock of Business Translation Services, Inc.

     (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

     (c) The Reporting Person also received warrants to purchase 1,000,000 shares of Common Stock of the Issuer. The warrants, which are not currently exercisable, have been distributed to certain officers and employees of the Reporting Person. There were no other transactions in the class of securities reported on that were effected in the past sixty days by any person required to be named in Item 2.

     (d)  N/A

     (e)  N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     DCI engaged the Reporting Person to provide investment banking services to it in connection with the merger of its subsidiary, Muller Media, Inc., with and into the Issuer. Edward S. Adams, a director and the Chief Executive Officer of the Reporting Person, is a director of VirtualFund.com, Inc., which beneficially owns 25.6% of the Common Stock of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     (a) Registration rights Agreement dated November 12, 2001, by and between Business Translation Services, Inc., VirtualFund.com, Inc. and Equity Securities Investments, Inc.

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

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  November 27, 2001

EQUITY SECURITIES INVESTMENTS, INC.

By: /s/ EDWARD S. ADAMS
    -----------------------
    Edward S. Adams
    Chief Executive Officer

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

                                  SCHEDULE I

Set forth below is certain information required by Item 2 of Schedule 13D for each executive officer and director of the Reporting Person. Each person is a citizen of the United States of America.

NAME AND BUSINESS ADDRESS                POSITION        PRINCIPAL OCCUPATION
-------------------------                --------        --------------------
Edward S. Adams                          Director,       Professor of Law, University of Minnesota
701 Xenia Avenue South, Suite 130        Officer         School of Law, and a director and Chief
Golden Valley, MN 55416                                  Executive Officer of the Reporting Person

David P. Zipkin                          Director        Director and employee of the Reporting
701 Xenia Avenue South, Suite 130                        Person
Golden Valley, MN  55416

Richard Husebo                           Officer         Chief Financial Officer, Chief Compliance
701 Xenia Avenue South, Suite 130                        Officer, Financial Operations Principal and
Golden Valley, MN  55416                                 Vice President of the Reporting Person


Sherry Tanberg                           Officer         Executive Vice President of Operations of
701 Xenia Avenue South, Suite 130                        the Reporting Person
Golden Valley, MN  55416

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